April 20, 2011

James E. O’Connor, Esquire
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Global Real Estate Investments Fund (the “Company” or the “Fund”)
SEC File Numbers: 333-172408 and 811-22322

Dear Mr. O’Connor:

On behalf of the Fund, this letter is partial response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2011 (the “Comment Letter”), regarding the Fund’s registration statement on Form N-1A filed under the Securities Act of 1933 (the “Registration Statement”) applicable to Class A shares of the Company. The Fund’s counsel, Blank Rome LLP, delivered a letter on April 19, 2011, which responds to the Comment Letter as it pertains to Pre-Effective Amendment No. 1 to the Registration Statement.

The Fund hereby acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement.  The Fund further acknowledges that the Staff’s comments or changes in disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.  Moreover, the Fund will not assert the Staff’s review process as defense in any action by the Commission or any securities related litigation against the Company.

Very truly yours,

/s/ Andrew J. Duffy
Andrew J. Duffy
Global Real Estate Investments Fund
President